Exhibit 23.3

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We consent to the incorporation by reference in this Registration Statement of Vanguard Natural Resources, LLC on Form S-3 of its reserve report as of December 31, 2009, setting forth the interests of Vanguard Natural Resources, LLC and its subsidiaries (collectively, the “Company”), relating to the estimated quantities of the Company’s proved reserves of oil and gas and present values thereof for the period included therein. We further consent to the reference to the name Netherland, Sewell & Associates, Inc. in the “Experts” section of the Registration Statement on Form S-3.

/s/ Netherland, Sewell & Associates, Inc.

Houston, Texas
July 16, 2010